This statement is filed by (i) Jeffrey I. Moore, director of Sitestar
(ii) Julia H. Moore (iii) Jay B. Moore (iv) William T. May (v) M & M Investments. Each of the foregoing is referred to as a "Reporting Person" and collectively as "Reporting Persons." Each of the Reporting
Persons is party to a Joint Filing Agreement (13D).

Sitestar has 74,085,705 shares outstanding as of the last SEC filing.

A. Jeffrey I. Moore beneficially owns 5,423,373 shares. 2,610,849 are held as his personal shares. 2,812,524 Shares are indirectly owned.

B. Julia H. Moore beneficially owns 758,489 shares.

C. Jay B. Moore beneficially owns  648,675 shares.

D. William T. May beneficially owns 218,000 shares.

E. M & M Investments beneficially owns 1,187,360 shares.


The principal business address for Jeffrey I. Moore, Julia H. Moore, Jay B. Moore, William T. May, and M & M Investments is 1904
Deauville Dr., Lexington, KY 40504.